

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 21, 2013

Harry Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001-3980

Re: Fifth Street Senior Floating Rate Corp. (the "Company")
     Registration Statement on Form N-2
     File Numbers 333-188904; 814-01013

Dear Mr. Pangas:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

The Company has filed a notice of intent to be regulated as a business development company ("BDC") on Form N-6F under the Investment Company Act of 1940 ("1940 Act").   In your response letter, discuss the Company's plans to register its shares under the Securities Exchange Act and when it intends to file an election to be regulated as a BDC on Form N-54A.

Prospectus

Cover Page

Prospectus Cover Page

Revise the first sentence to indicate that the Company will have elected to be treated as a BDC under the 1940 Act prior to the time that the securities offered hereby could be sold.

The disclosure indicates that the definition of "senior loans" is not limited to first lien debt instruments. Therefore, it appears that the use of the word "senior" in the Company's name is inappropriate where, as here, the Company will not be investing at least 80% of its assets in first lien debt instruments. Furthermore, consistent with the Company's name, at least 80% of the value of the Company's total assets must be invested in floating rate securities.

The use of the word "unitranche" should be accompanied by a brief plain English explanation highlighting the characteristics of such debt instruments.

In the third sentence, clarify whether substantially all of the senior secured loans in which the Company invests will be confined to first lien, unitranche and second lien debt instruments. In the alternative, disclose whether the Company may also invest in unsecured debt instruments, and third lien and lower lien debt instruments.

At the end of the third sentence, clarify that debt rated below investment grade is also known as "junk." Also clarify, if true, that substantially all of the loans in which the Company will invest will be rated "junk" or, if not rated, the equivalent thereof.

Disclose the per share net asset value of the Company's common shares as of a recent date.

On the front cover page of the prospectus disclose that substantially all of the debt securities in which the Company will invest generally be considered below investment grade, which are also known as "junk securities" and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Also disclose that substantially all of the Company's debt investments will contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company. Further disclose, if true, that a material amount of the Company's debt investments will not pay down principal during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

In your response letter, indicate when the Company's referenced website www.fifthstreetsenior.com is expected to be created and information made available thereon.

Expand the disclosure contained in pricing table footnote (2) and footnote (3) to identify, in each instance, the total amounts that Fifth Street Management LLC will pay. Further disclose, if true, that neither the Company nor its common shareholders will directly or indirectly pay any sales load or any offering expenses. Also confirm in your response letter that (1) the respective "Per Share" and "Total" dollar amounts included under "Public Offering Price" and "Proceeds to us" will be equal and (2) Fifth Street Management will not directly or indirectly recoup any amounts that are discussed in pricing table footnote (2) and footnote (3) .

The Investment Adviser (page 2)

State that the Company pays Fifth Street Management a management fee as a percentage of the Company's gross assets and incentive fees as a percentage of the Company's ordinary income and as a percentage of its capital gains.

Business Strategy (page 3)

Provide a more balanced presentation by including, in the lead-in paragraph, a bold face statement indicating that there can be no assurances that the Company will be able to successfully implement the business strategy as described.

Capitalize on our investment adviser's strong relationships with private equity sponsors (page 3)

It appears that the interests of the private equity sponsors may not necessarily be aligned with the interests of the Company in its capacity as lender to portfolio companies. Consider adding cautionary disclosure highlighting the conflicting interests of these stakeholders.

Structure our investments to minimize risk of loss… (page 4)

Reconcile the statement that the Company intends to structure its investments on a "conservative basis with high cash yields" with the Company's strategy to purchase or originate loans with Payment-in-Kind ("PIK") interest and other non-cash producing investments, such as those issued with original issue discount.

Expand the discussion to identify the permissible underwriting parameters that will constitute the "low leverage levels." Also disclose what percentage of the Company's investments must adhere to those "low leverage levels."

Risk Factors (page 4)

Add separate bullet point risk factors disclosing that:

a Company portfolio holding's inability to pay interest and principal when due may contribute to a reduction in the net asset value per share of Company common stock, the Company's ability to pay dividends and to service its contractual obligations, and may negatively impact the market price of Company common stock and other securities that it may issue;

when interest rates increase, floating rate interest rate reset features on debt instruments may make it more difficult for borrowers to repay their loans and will make it easier for Fifth Street Management to meet its income incentive fee threshold;

the Company will likely recover little or no unpaid principal or interest if any of its borrowers were to default, even when such debt obligations are secured or first lien debt obligations; and

investors may lose all or part of their investment in the Company.

Please present the last paragraph in bold face type and identify the page on which the complete "Risk Factors" presentation begins.

Certain Conflicts of Interest (page 5)

The discussion should be expanded to highlight the material conflicts of interest and be accompanied by a change in the caption to "Material Conflicts of Interest."

We note that the rate of compensation payable to Fifth Street Management under its investment advisory contract with Fifth Street Finance is materially higher than the rate of compensation payable to it by the Company. Consider adding disclosure highlighting the conflict that Fifth Street Management faces when allocating investments among clients where the rate of compensation payable to it by one client it higher than the rate of compensation payable to it by another client is lower for apparently the same level of services. How will Fifth Street Management manage this conflict when allocating investments and level of services?

The disclosure contained in the third paragraph references allocation of investments "pro rata based on desired hold size." Expand the disclosure to explain in plain English what this means.

We note from the third paragraph that Fifth Street Management seeks to treat all clients "reasonably" in light of factors relevant to managing client accounts. It is unclear whether the "reasonably" treat standard comports with the fiduciary duty that Fifth Street Management owes its clients, including the Company.   It would appear that the disclosure should instead clarify that Fifth Street Management will treat all of its clients in a manner that is consistent with its fiduciary duty to each.

Investment Advisory Fees (page 7)

The disclosure should include a precise definition of "gross assets." Does "gross assets" include all of the Company's assets (except cash and cash equivalents) and all of its liabilities?

Expand the second paragraph to disclose whether "accrued income" includes payment-in-kind and other non-cash income that the Company may never ultimately collect. In this regard, disclose whether and the extent to which the Investment Advisory Agreement provides for a claw-back of any incentive fee paid on income not ultimately received by the Company.

Leverage (page 9)

Also disclose that the use of leverage increases the amount of assets under management which generates the base management fee and incentive management fee paid to Fifth Street Management.

Fees and Expenses (page 11)

We note the absence of the "Acquired Fund Fees & Expenses" line item from the Company's fee table. *See* Instruction 10 to Item 3 of Form N-2. Please confirm to us in your response letter that the Company will not in the upcoming year make investments in an "Acquired Fund," as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2, at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Company does not intend to invest in an Acquired Fund.

Provide a separately stated "Incentive Fees Payable Under Our Investment Advisory Agreement (20%)" line item to the fee table.

In the second sentence of footnote (4), clarify whether the base management fee is based on the Company's gross assets with no reduction for any liabilities. Also in footnote (4), explain how "gross assets" is converted to "net assets." In this regard, expand the second sentence to explain briefly why the base management fees reflected in the table above is calculated based on the Company's projected net assets rather than its gross assets.

Expand footnote (4) to disclose that, because the base management fee is based on the Company's gross assets, when the Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase.

Expand footnote (5) to disclose that all fees and expenses in respect of borrowing money, issuing and servicing debt securities and/or preferred stock will be indirectly borne by the holders of the Company's common stock. Disclose whether the Company's plans to issue preferred stock during the next twelve months and, if it does, add applicable fee table and example disclosure reflecting the cost of issuing and servicing preferred stock.

Disclose the variables that the Company used to calculate the "Interest payments on borrowed funds (including other costs of servicing and offering debt securities)" line item percentage amount.

Example (page 12)

Because the Company's incentive fees represent a material expense, we believe that excluding a presentation of their impact from the disclosure accompanying the Example would potentially understate the expenses that could be borne by shareholders. Therefore, the narrative accompanying the Example should also present the 1, 3, 5 and 10-Year expenses assuming that the five percent return required by Form N-2 results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee).

Risk Factors (page 13)

Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company's use and the risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company's use of derivatives in a manner customized to proposed Company operations.

In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Risks Related to Our Business and Structure (page 14)

Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Company's future borrowings, its net investment income, the incentive fee that it pays to Fifth Street Management, the trading prices of its common stock and its net asset value, Company portfolio companies' ability to service interest payment obligations and principal loan repayments to the Company.

Under a separately captioned risk factor, disclose that should the Company issue debt and/or preferred stock as a means of leverage, all of the costs of offering and servicing debt and/or preferred stock, including interest and/or dividend payments, will be borne entirely by the Company's common shareholders. Also disclose that the interests of the holders of debt and/or preferred stockholders are not necessarily aligned with the interests of common stockholders and that the rights of holders of debt and/or preferred shares to receive interest, dividends and/or principal repayment will also be senior to those of the holders of common shares.

Disclose that any person from whom the Company borrows will not have either a veto power or a vote in approving or changing any of the Company's investment policies.

Disclose whether any grant of a security interest in the Company's assets in connection with any borrowing by the Company will be limited to a maximum percentage of the Company's total assets.

In your response letter, confirm that the Company will not borrow from, grant security interests to, or pledge assets to affiliates.

Our incentive fee may induce our investment adviser to make speculative investments. (page 15)

In the last sentence of the second paragraph, clarify that common shareholders of the Company will not benefit from any unused amount of such write-off because any unused amounts will not be carried forward to reduce any incentive fee payable in subsequent periods.

We may have difficulty paying our required distributions… (page 21)

In a separately captioned risk factor, highlight the characteristics and risks of PIK interest; for example, disclose that it potentially increases the loan amount on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated.

Risks Relating to Our Common Stock (page 29)

Add a risk factor highlighting the lack of a prior public market and trading history for the Company's common stock.

Discussion of Management's Expected Operating Plans (page 35)

Revise the discussion to include management's operating plans, not merely its "expected" operating plans.

Expenses (page 36)

In your response letter, identify which of the Company's fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Payment-in-Kind Interest (page 39)

Expand the discussion contained in the second paragraph to explain why the Company investments would be structured and managed in such a manner that could subject the Company and its common shareholders with the scenario described in the first sentence.

The first sentence states that shareholders would be required to pay tax in excess of the cash they receive when the Company chooses to pay distributions in its own stock. Clarify what "cash" would be received when the Company pays distributions in its own stock. Also clarify whether the entire amount of the stock distribution would be subject to tax but that shareholders would not receive any corresponding cash distribution with which to pay any such tax.

Distribution Policy (page 40)

Expand the last paragraph to disclose that, since the Company will have an "opt out" dividend reinvestment plan, common stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose that reinvested dividends increase the Company's gross assets on which a management fee and an incentive fee are payable to Fifth Street Management.

Related Party Transactions (page 40)

Clarify whether all amounts paid by the Company to FSC, Inc. will be at cost, with no profit to, or markup by, FSC, Inc.

Ranking Criteria (page 49)

The disclosure indicates that Investment Ranking 4 is achieved where, among other things, there is an expectation of some loss of " investment return." Clarify how the phrase "investment return" is used in this context.

Valuation of Portfolio Investments and Net Asset Value Determinations (page 50)

Disclose that the Company will accrue as a liability each time it calculates net asset value the amount by which it may owe the investment advisor for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

In your response letter, please inform the staff whether the Company's Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Company's Board will regularly review the historical accuracy of its fair value methodologies. *See* Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Determinations in Connection with Certain Offerings (page 51)

Revise the disclosure to clarify that, except for as provided by the 1940 Act, the Company's Board will determine with each offering by the Company of its shares of common stock that no sales are being made below the then current net asset value per share of the Company's common stock.

Base Management Fees (page 63)

Please disclose the definition of "gross assets" that appears in the Investment Advisory Agreement that the Company has entered into with Fifth Street Management.

It appears from the current disclosure that the definition of gross assets includes, but is not limited to, those assets acquired using borrowing for investment purposes, and is the same as the amount of total assets (excluding any cash and cash equivalents) that will appear on the Company's balance sheet. If applicable, revise the disclosure here, and elsewhere, to clarify that the base management fee will be calculated at an annual rate of 1% of the Company's total assets (excluding any cash and cash equivalents) with no reduction for any of the Company's liabilities.

Disclose how derivatives will be valued for purposes of determining "gross assets" in the calculation of the management fees.

Sales Load Advance (page 68)

Disclose whether Fifth Street Management is merely advancing (that is, lending) the amount needed to pay the sales load. If so, disclose the repayment terms and clarify that the Company's common shareholders will indirectly repay all such amounts in an amount equal to the advanced amount. Please make conforming revisions throughout the prospectus, as applicable. Also, if the payment of the sales load represents a loan, then your response letter should also discuss how the loan will be reflected on the Company's financial statements and in the fee table and example presentation. *See also*, Instruction 3. to Item 1.g. of Form N-2.

Administrative Agreement (page 69)

The disclosure indicates that the Company reimburses FSC for the allocable portion of overhead and other expenses incurred by FSC in performing its obligations under the administration agreement, including facilities, office equipment, and the allocable portion of the compensation and costs of the Company's officers and their respective staffs. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the staff that the Company's Board exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Underwriting (page 90)

Expand the third paragraph to make clear that all of the material conditions to which the common stock offering is subject have been disclosed in this section. If necessary, expand the disclosure to ensure that all such material conditions are disclosed.

In your response letter, describe the extent of the market-making transactions referred to in the fourth paragraph. Will they be limited to market making in connection with this offering, only extending through the completion of the distribution, or will they extend past the completion of the distribution. If the latter, discuss the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 on which the participants will rely.

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

Affiliations (page 92)

Under a separately captioned "Additional Compensation to Underwriters" section, disclose the types of services and the amount of fees that will be paid under the various arrangements referenced in the last paragraph of this section. Clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of such services to be rendered and the compensation to be paid as exhibits to the registration statement.

Part C – Item 34. Undertakings (page C-3)

Provide the undertaking required by Rule 484 of Regulation C of the Securities Act of 1933.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel